Exhibit 99.1

Aeterna Zentaris Continues to Demonstrate Pipeline Expansion –

Announces the Initiation of Its Preclinical Program for the Potential

Treatment of Primary Hypoparathyroidism

– Company obtains an exclusive license from The University of Sheffield, UK to intellectual property relating to parathyroid hormone (PTH) fusion polypeptides covering the field of human use which will initially be studied by Aeterna for the potential therapeutic treatment of primary hypoparathyroidism

– Continued execution on growth strategy to establish a diversified, yet focused, pipeline of development assets leveraging the Company’s expertise and experience

CHARLESTON, S.C., March 11, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) through its wholly-owned subsidiary Aeterna Zentaris GmbH, (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that it is continuing to expand its development pipeline by initiating a preclinical development program to develop parathyroid hormone fusion polypeptides (PTH) with delayed clearance based on proprietary intellectual property exclusively licensed by Aeterna from The University of Sheffield, UK (the “University”).

Primary hypoparathyroidism, the first indication to be pursued, is an orphan indication in the field of endocrinology. It is an uncommon condition in which the body produces abnormally low levels of PTH. PTH is a key regulating hormone essential for calcium homeostasis and renal phosphate clearance for maintaining a balance of those two minerals in the body. Untreated, primary hypoparathyroidism will cause, among others effects, renal dysfunction, muscle cramping, twitching, seizures, and cardiac arrhythmias. Approximately 23 to 37 in every 100,000 individuals in Europe and the U.S. are estimated to suffer from hypoparathyroidism.

Aeterna will collaborate with Prof. Dr. Richard J. Ross and his laboratory at the University to continue to advance this exciting potential new therapeutic treatment option being studied for chronic hypoparathyroidism in adults. It uses a proprietary fusion protein consisting of a modified growth hormone binding protein (GHBP) linked to PTH1-34 with the goal of providing PTH1-34 with a delayed clearance of one or two weeks. This new therapy approach has the potential to be self-administered via a pharmaceutical pen and help patients maintain normal serum calcium and phosphate levels during chronic use. Working with the University, the Company will undertake certain additional confirmatory research studies prior to initiating formal pre-clinical toxicology and GMP studies and finalizing plans for the potential initiation of human clinical trials.

“We are continuing to advance on our stated goal of expanding our pipeline beyond diagnostics with multiple development programs in potentially high-value indications. With our well-established knowledge and expertise in the endocrinology space, we are executing on our goal of adding synergistic assets to our pipeline to execute on our pipeline expansion strategy. We look forward to combining the expertise of the Aeterna scientific team with The University of Sheffield and Prof. Dr. Ross as we work towards our common goal of helping patients suffering from hypoparathyroidism while also potentially unlocking significant value in this proprietary asset,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna.

Prof. Dr. Richard J. Ross of the University of Sheffield added, “We are excited about the opportunity to work with Aeterna Zentaris to further research on this new concept of delayed clearance PTH molecules and potential therapeutic treatment options. We look forward working with Aeterna to further the development of PTH fusion polypeptides which I believe have the potential to address an existing unmet medical need in the treatment of hypoparathyroidism and may also have the potential in certain other conditions such as osteoporosis.”

Aeterna continues to strive to balance risks and secure growth opportunities by re-establishing a diversified, yet focused, development pipeline which we believe best leverages the Company’s expertise and experience. The Company remains focused on utilizing its network with researchers in Europe and the U.S. to seek opportunities to access innovative development candidates, with a focus on rare or orphan indications and potential for pediatric use.

Transaction Terms and Conditions

Under the terms of the exclusive patent and know-how license agreement entered into with the University, Aeterna obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patents for all human uses for an up-front cash payment of £100,000 and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. Aeterna will be responsible for the further development, manufacturing, approval and commercialization of the licensed products. Aeterna has also engaged the University under a research contract to conduct certain research activities to be funded by Aeterna, the results of which will be included within the scope of the license granted to Aeterna.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macimorelin is currently marketed in the United States under the tradename Macrilen™ through a license agreement with Novo Nordisk where Aeterna receives royalties on net sales. According to a commercialization and supply agreement, MegaPharm Ltd. will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna expects that macimorelin will be marketed in Europe and the United Kingdom through a recently established license agreement with Consilient Health Ltd. and Aeterna will receive royalties on net sales and other potential payments.

Aeterna is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need. Aeterna has entered into the start-up phase for the clinical safety and efficacy study, Study P02, evaluating macimorelin for the diagnosis of CGHD, which is expected to be initiated in Q2 of 2021.

Aeterna is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

About The University of Sheffield

With almost 29,000 of the brightest students from over 140 countries, learning alongside over 1,200 of the best academics from across the globe, the University of Sheffield is one of the world’s leading universities. A member of the UK’s prestigious Russell Group of leading research-led institutions, Sheffield offers world-class teaching and research excellence across a wide range of disciplines.

Unified by the power of discovery and understanding, staff and students at the university are committed to finding new ways to transform the world we live in. Sheffield is the only university to feature in The Sunday Times 100 Best Not-For-Profit Organizations to Work For 2018 and for the last eight years has been ranked in the top five UK universities for Student Satisfaction by Times Higher Education.

Sheffield has six Nobel Prize winners among former staff and students and its alumni go on to hold positions of great responsibility and influence all over the world, making significant contributions in their chosen fields. Global research partners and clients include Boeing, Rolls-Royce, Unilever, AstraZeneca, Glaxo SmithKline, Siemens and Airbus, as well as many UK and overseas government agencies and charitable foundations.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements in this press release include those relating to the development and expansion of the Company’s diversified pipeline of development assets, the initiation of a preclinical program for the development of a new therapeutic treatment option for primary hypoparathyroidism or any other conditions based on the intellectual property licensed from the University and Aeterna’s expectation that, upon receipt of pricing and reimbursement approvals, macimorelin will be marketed in Europe and the United Kingdom and the initiation of Study P02, which is expected to be initiated in Q2 of 2021. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), the outcome of our pre-clinical and clinical development efforts of in-licensed products, any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com